Mail Stop 4561

August 11, 2008

Ms. Lori M. Burke
Executive Vice President
Amcore Financial, Inc.
501 Seventh Street
Rockford, Illinois 61104

Re: Amcore Financia, Inc.
    Form 10-K for the fiscal year ended December 31, 2006
    File number 0-13393

Dear Ms. Burke,

    It has been some time since we completed our review of the above referenced Form 10-K and related filings. When we completed our review we told you by phone that we had no further comments. We are writing to you now to confirm that fact in writing.

    If you have any questions regarding this matter, please call me at 202-551-3421.

Sincerely,

David S. Lyon
Senior Financial Analyst